Exhibit 99.32

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED AUGUST 31, 2018

The following Management’s Discussion and Analysis, or MD&A, provides Management’s comments on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2018 as compared to the three- and nine-month periods ended August 31, 2017. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated October 2, 2018, was approved by our Audit Committee on October 3, 2018, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2018, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2017. The Interim Financial Statements for the three- and nine-month periods ended August 31, 2018 have not been reviewed by our auditors.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company’s functional currency is the United States dollar, or USD, because the vast majority of its operational activities and sales occur in the United States. However, since we believe that Canadian dollar currency, or CAD, is more useful to users of these documents, except where otherwise indicated, all monetary amounts set forth in this MD&A and the Interim Financial Statements and the notes thereto are expressed in CAD for reporting purposes. The average and closing exchange rates for the third quarter of fiscal 2018 (CAD equivalents of 1 USD) were 1.3099 and 1.3050 respectively, compared to 1.2866 and 1.2489 for the third quarter of fiscal 2017. In accordance with IFRS, the exchange difference arising from the translation of our USD-denominated financial statements to CAD for reporting purposes is included in “accumulated other comprehensive income”. References to $ and C$ are to CAD and references to US$ are to USD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and TrogarzoTM (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Theratechnologies Inc.

2015 Peel, 5th Floor

Montreal, Quebec H3A 1T8

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our business strategy is to build a portfolio of complementary products, compatible with our expertise and our commercial platform, that will fuel sustainable revenue and cash flow growth and build value for our shareholders.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada.

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo™ for the United States and Canada, or TaiMed Agreement.

In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Trogarzo™ is a humanized monoclonal antibody and is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

Trogarzo™ was approved by the FDA on March 6, 2018 and has been commercially available since April 30, 2018.

Since the second half of fiscal 2017, we have been working on building the foundation for ibalizumab in Europe to achieve marketing approval. The application for marketing authorization was filed with the European Medicines Agency, or EMA, on August 27, 2018.

Fiscal 2018 Business Plan Update

Consolidated revenue for the three-month period ended August 31, 2018 was $17,714,000 compared to $11,217,000 for the same period ended August 31, 2017, representing an increase of 58%.

The sales force, which was expanded in early 2017, continues to positively impact EGRIFTA® revenues. It also started detailing Trogarzo™ in the United States where it has been commercially available since April 30, 2018. The third quarter of 2018 represents the first full quarter of sales for Trogarzo™, which are contributing to sustained growth in revenues.

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Obtaining patient access to Trogarzo™ remains a key priority for Theratechnologies and our managed market team which has been diligently working with public and private payers to facilitate formulary inclusion. As of the date hereof, 95% of Medicaid covered lives and 65% privately covered lives in the United States had access to Trogarzo™, representing an overall coverage of 70% of all privately and publicly covered lives in the United States.

At the end of July 2018, the International Antiviral Society included Trogarzo™ in its most recent treatment guidelines. The guidelines were published in the Journal of the American Medical Association. In addition, on August 15, 2018, the New England Journal of Medicine published two articles on Trogarzo™, including one featuring the results from the phase III clinical trial.

As the organization continues to build the United States market for Trogarzo™, the European file continues to progress. Based on technical meetings held with representatives from the rapporteur and co-rapporteur countries in April 2018, Theratechnologies was permitted to seek regulatory approval in Europe for Trogarzo™ using efficacy and safety data from the clinical trials submitted to the FDA.

The marketing authorization application to the EMA was filed on August 27, 2018 after being informed by the EMA that the Pediatric Investigation Plan for Trogarzo™ was not required before filing. On September 13, 2018, the EMA confirmed the validity of the application. Trogarzo™ will be reviewed under the accelerated assessment procedure with a timeframe of 150 review days, which does not include the time required to answer questions which might be asked by the EMA.

In September 2016, we announced that we were moving forward with the development of a single-vial formulation of EGRIFTA®, or F4 Formulation. EGRIFTA® currently comes in two vials. Presented in a single daily vial, the F4 Formulation has the advantage of being four times more concentrated, thus significantly reducing the volume of administration and also requires a smaller needle. In addition, the F4 Formulation was previously shown to be stable at room temperature, which would be a significant improvement as refrigeration by pharmacies and patients would no longer be required. The necessary F4 Formulation bioequivalence studies and additional stability testing have now been completed and show bioequivalence to the current 1mg formulation. The supplemental New Drug Application, or sNDA, for the new formulation was submitted to the FDA on July 3, 2018. The FDA has since confirmed that the target date for a decision on the sNDA to November 3, 2018.

Adjusted EBITDA in the third quarter of fiscal 2018 was $2,735,000 compared to $(2,046,000) in the third quarter of fiscal 2017. We use adjusted EBITDA to measure cash flow generation. See “Non-IFRS Financial Measures” below. As at August 31, 2018, cash, cash equivalents and bonds amounted to $66,490,000.

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Revenue

(in thousands of Canadian dollars)

	Three-month periods ended August 31,		Nine-month periods ended August 31,
	2018	2017	2018	2017
Net Sales	17,714	11,217	40,257	30,266
Royalties	—	—	1	2

Revenue	17,714	11,217	40,258	30,268

Consolidated revenue for the three- and nine-month periods ended August 31, 2018 was $17,714,000 and $40,258,000 compared to $11,217,000 and $30,268,000 for the same periods ended August 31, 2017, an increase of 58% and 33% respectively. Revenue growth reflects the added contribution of Trogarzo™ as well as the continued progression of EGRIFTA® sales.

Net sales of EGRIFTA® were our strongest ever. EGRIFTA® net sales revenue was $12,850,000 in the third quarter of fiscal 2018, compared to $11,217,000 in the third quarter of the prior year, representing an increase of 15%. In USD, net EGRIFTA® sales in the third quarter of fiscal 2018 were $9,810,000 compared to $8,718,000 in the third quarter of fiscal 2017, an increase of 13%.

Revenue for the three and nine-month periods ended August 31, 2018 reflects increased unit volumes and higher prices for EGRIFTA® for the comparable periods in 2017. Those gains were partially offset by the mix of third-party payers, which now include more Medicaid and other financial assistance programs. These programs typically involve rebates which impacts the average net selling price.

The third quarter of 2018 represents the first full quarter of sales for Trogarzo™ as it only became commercially available on April 30, 2018. For the third quarter of 2018, Trogarzo™ revenues amounted to $4,864,000 or US$3,713,000.

Cost of Sales

For the three- and nine-month periods ended August 31, 2018, cost of sales was $6,074,000 and $11,009,000 compared to $2,659,000 and $6,750,000 in the comparable periods of fiscal 2017. Cost of goods sold was $4,355,000 and $7,589,000 compared to $1,333,000 and $3,598,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo™.

Prior to the third quarter of 2018, cost of sales also included royalties due under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, Inc., or the Termination Agreement. Following the closing of a note offering, or the Offering, on June 19, 2018, we used a portion of the net proceeds to make a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments that were previously impacting the Company’s gross profit margins. In the three- and nine-month periods ended August 31, 2018, royalties recorded on EGRIFTA® sales amounted to nil and $1,699,000 compared to $1,107,000 and $2,880,000 during the same periods in 2017.

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The payment in connection with the settlement of the future royalty obligation has been accounted for as an other asset on the consolidated statement of the financial position.

However, during the third quarter of 2018, an amortization of $1,599,000 has been recorded in relation to the asset generated by the early payment of the estimated royalties payable over the next four to five years.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2018 amounted to $2,790,000 and $7,624,000 compared to $3,088,000 and $8,762,000 in the comparable periods of fiscal 2017.

Several factors contributed to the lowering of R&D expenses including lower costs associated with two Phase 4 clinical trials, which amounted to $475,000 and $1,243,000 in the three- and nine-month periods ended August 31, 2018 compared to $505,000 and $1,584,000 in the comparable periods of fiscal 2017. On May 1, 2018, Theratechnologies announced that it had been released from its last post-approval commitments by the FDA (see note 25(e) of our audited annual consolidated financial statements for the year ended November 30, 2017).

For the three- and nine-month period ending August 31, 2018, the reduction in R&D expenses is also explained by a decrease in medical affairs initiatives as the approval of Trogarzo™ shifted more focus towards marketing initiatives. Costs associated with the development of the F4 Formulation were also down significantly. R&D expenses also include regulatory affairs activities, such as preparation for the European filing of Trogarzo™, quality assurance and medical affairs initiatives for Trogarzo™ and EGRIFTA®.

Selling and Market Development Expenses

Selling and market development expenses in the three- and nine-month periods ended August 31, 2018 amounted to $6,798,000 and $21,142,000 compared to $7,074,000 and $18,032,000 in the comparable periods of fiscal 2017.

Compared to the same nine-month period last year, selling and market development expenses were impacted by higher spending to prepare the commercialization strategy of Trogarzo™ in Europe as well as expenses related to the launch meeting held in Montreal to train our sales force after the approval of TrogarzoTM by the FDA. Selling and market development expenses also include promotion of EGRIFTA® and Trogarzo™ in the territories where they are approved.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo™, commercialization rights is also included in selling and market development expenses. We recorded an expense of $638,000 and $1,646,000 in the three- and nine-month periods ended August 31, 2018 compared to $486,000 and $1,494,000 in the prior-year periods.

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General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2018 amounted to $1,945,000 and $5,100,000 compared to $1,293,000 and $4,225,000 reported in the comparable periods of fiscal 2017. The increase is mainly due to professional fees associated with business development initiatives related to our preparatory work in Europe and other projects.

Finance Income

Finance income, consisting of interest income, for the three- and nine-month periods ended August 31, 2018 was $229,000 and $429,000 compared to $95,000 and $244,000 in the comparable periods of fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance Costs

Finance costs for the three- and ninth-month periods ended August 31, 2018 were $1,631,000 and $2,194,000 compared to $80,000 and $6,997,000 in the comparable periods of fiscal 2017. Finance costs include the interest on the convertible unsecured senior notes representing $866,000 and a loss of $375,000 on the repayment of the long-term obligation.

Finance costs no longer include losses related to the change in the fair value of warrant liability ($6,654,000 for the nine-month period ended August 31, 2017) as the last outstanding warrants were exercised in the third quarter of 2017.

Accretion expense was $352,000 and $876,000 for the three- and nine-month periods of 2018 compared to $288,000 and $1,090,000 for the same periods last year. For the three-month period ended August 31, 2018, accretion expense was mainly associated with the convertible unsecured senior notes issued in June 2018. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the quarter.

Adjusted EBITDA

Adjusted EBITDA for the three- and nine- month periods ended August 31, 2018 was $2,735,000 and $(340,000) compared to $(2,046,000) and $(5,060,000) in the comparable periods of fiscal 2017. See “Non-IFRS Financial Measures” below.

Net Profit

Taking into account the revenue and expense variations described above, we recorded a net profit of $367,000 or nil earnings per share in the third quarter of fiscal 2018 and a net loss of $(4,720,000) or $(0.06) loss per share for the nine-month period ended August 31, 2018 compared a net loss of $2,882,000 or $(0.04) per share in the three months ended August 31, 2017 and a net loss of $14,234,000 or $(0.20) per share compared for the nine-month period ended August 31, 2017.

Financial Position

For the three- and nine-month periods ended August 31, 2018, cash flow generated from (used in) operating activities was $1,151,000 and $(4,122,000) compared to $(1,975,000) and $497,000 for the same periods last year.

In the third quarter of fiscal 2018, changes in operating assets and liabilities had a negative impact on cash flow of $817,000. These changes include an increase in trade and other receivables of $4,969,000 as a result of higher sales and a $4,767,000 increase in accounts payable and accrued liabilities.

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In the first nine months of fiscal 2018, changes in operating assets and liabilities negatively affected cash flow by $2,030,000 compared to a positive impact on cash flow of $6,359,000 in the comparable period of fiscal 2017. The most significant changes in 2018 were an increase in trade and other receivables of $5,338,000, an increase of inventory of $1,883,000 partially offset by an increase of accounts payable and accrued liabilities of $5,192,000.

On June 19, 2018, Theratechnologies closed a transaction of a note offering, or the Offering, which grossed US$57,500,000 including the full exercise of the over-allotment option.

The notes are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The notes are convertible into common shares of the Company. (See note 9 of the Interim Financial Statements).

Theratechnologies used a portion of the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the third amendment to the Termination Agreement entered into on May 29, 2018 with EMD Serono, or the Renegotiated Agreement. (See note 6 of the Interim Financial Statements).

The Renegotiated Agreement signed with EMD Serono enabled Theratechnologies to realize savings from a reduction of future payment obligations and also to eliminate a royalty payment that was previously impacting the Company’s operating cash flow.

As a result of the aforementioned transactions, as at August 31, 2018, cash, cash equivalents and bonds amounted to $66,490,000 compared to $32,929,000 at November 30, 2017.

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Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

		2018			2017			2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	17,714	12,326	10,217	12,595	11,217	10,015	9,034	10,376
Royalties and license fees	—	—	1	1	—	1	1	1
Revenue	17,714	12,326	10,218	12,596	11,217	10,016	9,035	10,377
Net profit (loss)	367	(2,460)	(2,627)	(4,216)	(2,882)	(9,109)	(2,243)	173
Basic and diluted earnings per share (loss)	—	(0.03)	(0.04)	(0.06)	(0.04)	(0.12)	(0.03)	—

Results in the third quarter of 2018 reflect the contribution of Trogarzo™.

The issuance of common share purchase warrants in 2015 has had a significant effect on quarterly earnings. Variations in the fair value of the warrant liability, a non-cash item, resulted in the following gains and losses: 2017 – (Q1) a loss of $1,909,000, (Q2) a loss of $4,020,000, (Q3) a loss of $725,000, (Q4) no impact; 2016, (Q3) a gain of $782,000, (Q4) a loss of $805,000.

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

CAD/USD currency fluctuations also have an effect when sales figures are converted to CAD for reporting purposes. Since regaining commercial rights to EGRIFTA®, sales have kept an overall upward trend as measured by unit sales and dollar value.

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In the second quarter of fiscal 2017, the Company undertook a major expansion of its U.S. sales organization and added staffing to its medical science liaison and managed markets groups in order to cover additional territories and prepare for the potential launch of ibalizumab in the United States. As a result, EGRIFTA® patient numbers and, consequently, quarter over quarter sales have since been growing strongly. The Company views this initiative as a sound long-term investment in its future growth. However, in the short term, the related additional expenses have negatively affected earnings as illustrated above.

Recent Changes in Accounting Standards

Amendments Adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide reconciliation between the opening and closing balances for liabilities from financing activities. The required disclosures are provided in notes 8 and 9 to our Interim Financial Statements.

Outstanding Securities Data On October 2, 2018, the number of common shares issued and outstanding was 76,658,513 while outstanding options granted under our stock option plans were 2,391,871. We also had US$57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of US$14.85, representing a conversion rate of approximately 67.3401 common share per US$1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended August 31, 2018.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2017.

Internal Control

No significant changes have occurred in our internal control over financial reporting during the period beginning on June 1, 2018 and ending on August 1, 2018.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other

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than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

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Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended August 31,				Nine-month periods ended August 31,
	2018		2017		2018		2017
	$		$		$		$
Net loss		367		(2,882)		(4,720)		(14,234)
Add (deduct):
Depreciation and amortization		2,245		492		3,263		1,512
Finance costs		1,631		80		2,194		6,977
Finance income		(229)		(95)		(429)		(244)
Income tax recovery		(1,662)		—		(1,662)		—
Share-based compensation for stock option plan		239		204		872		821
Write-down of inventories		144		155		142		108

Adjusted EBITDA		2,735		(2,046)		(340)		(5,060)

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or collectively, forward-looking statement, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect”, and “estimate, or the negative of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the growth of our revenue and cash flow, the timeline regarding the review of the marketing authorisation application filed with the EMA and the sNDA filed with the FDA, and the addition of Trogarzo™ on reimbursement formularies of public and private payers in the United States.

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Forward-looking statement are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and TrogarzoTM will continue to grow, the EMA will issue a marketing authorization to commercialize TrogarzoTM, private and public payers in the United States will continue adding Trogarzo™ on their reimbursement formularies and the FDA will approve the sNDA .

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statement contained in this MD&A. These risks and uncertainties include, among others, the risk that sale of EGRIFTA® and/or TrogarzoTM decrease or cease to progress, that a recall of any of those products occur, that the EMA does not approve our marketing authorization application or seek additional studies, that the FDA does not approve the sNDA and that private and public payers in the United States cease to include Trogarzo™ as a reimbursed drug, or, even if reimbursed, that they include conditions that we are unaware of that must be met prior to reimbursing Trogarzo™.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 6, 2018 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

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